UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                October 7, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces raising of $12.75 million in private placement of ordinary shares and conversion of $3 million of existing debt into ordinary shares.



   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Regisstration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ RICHARD A.B. STEWART
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer


Date: October 7, 2004



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN CORPORATION RAISES $12.75 MILLION IN PRIVATE PLACEMENT
OF ORDINARY SHARES

- $3 million of existing debt converted into ordinary shares -

LONDON, United Kingdom, October 7, 2004 - Amarin Corporation plc (NASDAQSC: AMRN) today announced that it has completed a private placement of 13,448,546 ordinary shares to a group of new and existing accredited investors and management, raising gross proceeds to the Company of $12.75 million.

The purchase price of $0.947 per share was based on the average closing price of Amarin's American Depositary Shares on Nasdaq for the ten trading days ended October 6, 2004. Amarin intends to file a registration statement with the U.S. Securities and Exchange Commission within 60 days covering the ordinary shares sold to investors.

As previously announced, following Mr. Thomas Lynch's purchase of Elan Corporation plc's (Elan) entire debt and equity interest in Amarin, $3 million of the outstanding $5 million Loan Notes acquired were converted into ordinary shares immediately following the closing of this private placement. The debt was converted at a price of $1.104, a 16.6% premium to the private placement price. Amarin's management investing in the private placement also bought shares at this higher price to comply with Nasdaq rules. The remaining $2 million of Loan Notes can be converted into ordinary shares at the option of the holder at the offer price of any subsequent equity financing.

Rick Stewart, chief executive officer of Amarin, commented, "This successful financing allows Amarin to drive forward with its plans for the phase III clinical trials with Miraxion(TM), our lead compound for Huntington's disease. Additionally, it will facilitate in-licensing discussions for new late-stage compounds and out-licensing discussions with prospective partners for indications outside neurology."

Amarin's future financing strategy will depend on the timing of clinical trial expenditure on Amarin's development pipeline, in particular the proposed phase III trials with Miraxion(TM) in Huntington's disease, plus the revenue generated from its licensing and partnering activities. As previously described, Amarin is seeking to partner the rights to its development pipeline for all indications outside neurology and for geographic markets outside the U.S. Amarin plans to directly commercialize its pipeline in the U.S. neurology market.
Amarin also announced today that the settlement agreement with Valeant Pharmaceuticals International (Valeant), announced on September 29, 2004, is now unconditional, as all conditions precedent to closing have been met.

Since September 29, 2004, Amarin has announced a number of transactions which add approximately $16 million to its shareholders' equity. The announcements are summarised as follows:

  - On September 29, Amarin announced that it had reached a settlement agreement with Valeant whereby $6 million of the $8 million in contingent milestones due to Amarin from Valeant were waived. The remaining $2 million is now no longer contingent and is payable by Valeant to Amarin on November 30, 2004. After deducting $1 million due to Elan under the asset purchase agreement the net benefit to Amarin's shareholders' equity is $1 million; and

  - On October 1, Amarin announced that its non-executive chairman, Mr. Thomas Lynch, had acquired Elan's entire debt and equity interest in Amarin, including the $5 million Loan Notes. Mr. Lynch has agreed to convert $3 million of the $5 million Loan Notes into ordinary shares. This debt conversion, which took place today, will improve Amarin's shareholders' equity by $3 million; and

  - Today, Amarin announced the completion of a $12.75 million private placement, which will improve Amarin's shareholders' equity by approximately $12 million.

Rick Stewart continued, "Our original objective was to raise approximately $10 million, however significant investor interest increased that amount to $12.75 million. We limited the fund raising to $12.75 million in order to restrict shareholder dilution, even though we had demand in excess of this level."

Amarin had been previously informed by Nasdaq that it did not comply with the minimum shareholders' equity threshold of $2.5 million as set forth in Marketplace Rule 4310(c)(2)(B) ('the Rule'). Amarin believes that the improvement in Amarin shareholders' equity as outlined above restores Amarin's compliance with the Rule. Nasdaq will continue to monitor the Company's ongoing compliance with the Rule and, if at the time of its next relevant periodic report the Company does not evidence compliance, it may be subject to delisting.

The securities being offered have not been registered under the Securities Act of 1933, as amended and may not be offered or sold within the United States absent registration or an available exemption from such registration requirements. However, pursuant to the agreement with the investors, the Company is required to register the resale of the securities and the securities issuable upon exercise of the warrant under the Securities Act.

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Miraxion is in phase III development for Huntington's disease and is in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations. There can be no assurance that the Company has regained compliance with Market Place Rule 4310(c)(2)(B) until the Company has received notification from Nasdaq.